SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

L & L Horizon, LLC

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

the People’s Republic of China

+86 - 180 0180 0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

*** CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON L & L Horizon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,142,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,142,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ray Ruiping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,815,432 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,815,432(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,815,432(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(2) Represents (i) 7,142,432 Class B common shares held by L & L Horizon, LLC, which is controlled by Ray Ruiping Zhang, and (ii) 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date hereof.

(3) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ruiping Zhang 2016 Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,142,432(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,142,432(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,432 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) Represents 7,142,432 Class B common shares held by L & L Horizon, LLC, which is owned by (i) Ray Ruiping Zhang and (ii) Ruiping Zhang 2016 Descendants Trust, of which Ray Ruiping Zhang is the trustee.

(5) The percentage is based on 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

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Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the Class A common shares, par value $0.001 per share (“Class A Shares”), including Class A Shares represented by American Depositary Shares (“ADSs”), each representing two Class A Shares, and the Class B common shares, par value $0.001 per share (“Class B Shares”), of eHi Car Services Limited (the “Issuer”), a Cayman Islands company. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by the following persons:

(i)	L & L Horizon, LLC (“LLC”), a limited liability company established under the laws of the State of Delaware. Mr. Zhang (as defined below) is the member manager of the LLC, and Mr. Zhang and the Descendants Trust (as defined below) are the sole members of the LLC.

(ii)	Ray Ruiping Zhang (“Mr. Zhang”), a citizen of the United States of America, and the chairman and chief executive officer of the Issuer; and

(iii)	Ruiping Zhang 2016 Descendants Trust (the “Descendants Trust”), a trust established under the laws of the State of California, of which Mr. Zhang is the trustee.

LLC, Mr. Zhang and the Descendants Trust are referred to herein as the “Reporting Persons” and each a “Reporting Person”.

The principal business and office address of each of the Reporting Persons is 388 Daduhe Road No. 5 (12th Floor), Putuo District, Shanghai 200062, China.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable, because none of the Reporting Persons will acquire any Common Shares or ADSs in connection with the ADS Purchase or the Proposed Transaction.

Item 4. Purpose of Transaction

On January 1, 2018, MBK Partners HK Limited and Mr. Zhang submitted a preliminary, non-binding proposal to the Issuer (the “Proposal”), pursuant to which they proposed to acquire all of the outstanding common shares of the Issuer (the “Common Shares”) (including Common Shares represented by ADSs) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share (such proposed acquisition, the “Proposed Transaction”). The Proposal superseded and replaced the preliminary, non-binding proposal submitted by Goliath Advisors Limited to the Board on November 26, 2017, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for the same price per ADS and the same price per Common Share set forth in the Proposal.

On February 23, 2018, (i) Fastforward Company Ltd (“MBKP SPV”), an affiliate of MBK Partners Fund IV, L.P., (ii) Baring SPV, and (iii) Mr. Zhang (MBKP SPV, Baring SPV and Mr. Zhang together the “Consortium” and each a “Consortium Member”) entered into a consortium term sheet (the “Consortium Term Sheet”) setting forth non-binding, indicative terms regarding the Consortium and the Proposed Transaction, except for certain terms that are legally binding among the Consortium Members. Pursuant to the legally binding terms of the Consortium Term Sheet, among other things, MBKP SPV and Mr. Zhang agreed to work exclusively with each other in good faith in pursuit of the Proposed Transaction until April 1, 2018 (subject to any extension pursuant to the Consortium Term Sheet). The Consortium Term Sheet contemplates Mr. Zhang and certain of his affiliates contributing their Common Shares to an acquisition entity to be created by the Consortium for purposes of the Proposed Transaction, in exchange for equity interests in such acquisition entity, and MBKP SPV and Baring SPV, and/or one or more of their respective affiliates, making cash contributions to such acquisition entity, in exchange for equity interests in such acquisition entity.

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On February 23, 2018, Baring SPV entered into a Securities Purchase Agreement (the “SPA”) with Tiger Global Mauritius Fund, a Mauritius company limited by shares (“TGMF”), for the purchase of 5,264,080 ADSs (the “Subject ADSs”), representing 10,528,160 Class A Shares (the “ADS Purchase”). The closing of the transaction contemplated by the SPA (the “Closing”) is scheduled to occur on or prior to May 30, 2018. The initial purchase price is US$12.00 per ADS, subject to adjustment as provided in the SPA, for an aggregate purchase price for all Subject ADSs of approximately $63.2 million, subject to adjustment as provided in the SPA (the “Purchase Price”). Pursuant to the terms of the SPA, Baring SPV paid TGMF a deposit of approximately US$6.3 million, which will be credited against the Purchase Price at the Closing and in certain circumstances may be forfeited in connection with the termination of the SPA. The SPA also provides that, in the event (i) the Issuer enters into a definitive agreement with the Consortium or any affiliates thereof with respect to the Proposed Transaction, (ii) the Proposed Transaction is submitted for the authorization of the Issuer’s shareholders at an extraordinary general meeting, and (iii) the Closing has occurred, and TGMF, for any reason, is entitled to vote or give voting instructions with respect to the Subject ADSs at such extraordinary general meeting, TGMF grants to Baring SPV a proxy to vote and/or give voting instructions with respect to the Subject ADSs in any manner deemed appropriate by Baring SPV.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal, the Consortium Term Sheet and the SPA, copies of which are attached hereto as Exhibits 7.02, 7.03 and 7.04, respectively, and which are incorporated herein by reference in their entirety.

If the Proposed Transaction is entered into and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended, will be terminated.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated.  The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Term Sheet. Subject to the terms of the Consortium Term Sheet, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Shares and/or ADSs, dispose of some or all of their Common Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Common Shares and/or ADSs, and/or continue to hold Common Shares and/or ADSs.

In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in a merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

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Item 5. Interest in Securities of the Issuer

(a)          See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class B Shares and percentages of the Class B Shares beneficially owned by each of the Reporting Persons.

The Reporting Persons may be deemed to be a “group” with Baring SPV and its affiliates pursuant to Section 13(d) of the Act as a result of entering into the Consortium Term Sheet (as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by Baring SPV and its affiliates. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Baring SPV and its affiliates.

(b)          See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class B Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)          On March 3, 2018, Mr. Zhang assigned 6,079,611 Class B Shares to the LLC in exchange for 85.12% of the membership interest of the LLC, and the Descendants Trust assigned 1,062,821 Class B Shares to the LLC in exchange for 14.88% of the membership interest of the LLC (the “LLC Equity Contribution”). Except as set forth in Items 3 and 4, and for the LLC Equity Contribution described above, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

Other than as set forth in Item 4, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D.

Exhibit 7.01	Agreement of Joint Filing by and among the Reporting Persons, dated March 5, 2018.

Exhibit 7.02	Proposal from MBK Partners HK Limited and Mr. Zhang, dated January 1, 2018.

Exhibit 7.03	Consortium Term Sheet by and among Baring SPV, MBKP SPV and Mr. Zhang, dated February 23, 2018.

Exhibit 7.04	Securities Purchase Agreement by and between Baring SPV and TGMF, dated February 23, 2018.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018.

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

Ray Ruiping Zhang

By:	/s/ Ray Ruiping Zhang

Ruiping Zhang 2016 Descendants Trust

By:	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Trustee

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